AMERICAN BONANZA GOLD CORP.
QUARTERLY REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2005

American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Second Quarter ended June 30, 2005, as of August 12, 2005)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) and American Bonanza Gold Mining Corp. (“Bonanza”) annual audited consolidated financial statements for the periods ended December 31 2004 and the unaudited consolidated financial statements of the Corporation for the six months ended June 30, 2005 and 2004. The comparative information for the six months ended June 30, 2004 and as at December 31, 2004, 2003 and 2002 is that of Bonanza under the continuity of interests accounting discussed below. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the United States and Canada. The Copperstone gold project in Arizona, United States is currently the subject of a significant development program with the objective of identifying sufficient proven and probable ore reserves to justify an underground, high-grade gold mine. Additionally the Corporation has recently, as described below, acquired the Fenelon gold project in Quebec, Canada which will be the subject of a significant surface drilling program in 2005 for purposes of advancing Fenelon to the development stage.

Acquisition of International Taurus Resources Inc. and Fairstar Explorations Inc.’s Mineral Interests

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., closed the following transactions on March 30, 2005.

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,926.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions. The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition.

Overview of Performance

The Corporation’s working capital as at June 30, 2005 was $2,795,359 compared with a working capital position of $8,750,640 as at December 31, 2004. The decrease in working capital was primarily attributable to increased expenditures levels at the Copperstone gold property totaling $3,604,223 in the period and the assumption of a loan facility of $1,453,340, $471,966 in accounts payable and acquisition related expenditures resulting from the Arrangement described above. The loss for the six months ended June 30, 2005 was $1,918,659 or $0.03 per share compared with a net loss of $632,997 or nil per share for the comparable period in 2004.

The current work programs at the Corporation’s Copperstone gold project (“Copperstone”) fall into two main efforts. First, drilling programs are underway with the objective of converting resources into the measured and indicated resource category followed by defining proven and probable reserves. Second, substantial drilling and other exploration programs are underway with the objective of expanding resources through the discovery of new gold zones. A substantial portion of these programs, which commenced in 2003, are complete.

The next stage of evaluation will consist of a pre-feasibility study which was commissioned on May 9, 2005. AMEC E & C Services Inc. (“AMEC”) were selected to conduct the study with completion planned for October, 2005. AMEC will prepare a National Instrument 43-101 compliant pre-feasibility study that will accomplish the following:

       Update the geologic model and estimate measured and indicated resources
       Determine the optimal mining method and rate
       Define proven and probable ore reserves
       Develop a long term mine plan
       Review metallurgical test work
       Optimize the process flow sheet & plant design
       Estimate capital and operating costs
       Perform detailed financial analysis
       Assess project sensitivity to key variables
       Develop a project implementation schedule

On a parallel path, the Corporation continues to collect environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. The Corporation has retained certain specialized firms with “best in class” qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

Upon successful completion of a positive pre-feasibility study, the Corporation intends to immediately commence a full Bankable Feasibility Study, with production at Copperstone targeted for 2007.

Selected Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2004 and the six month period ending June 30, 2005. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation and Bonanza.

	June 30,		December 31,
	2005	2004	2004	2003	2002
	$		$	$	$
Net loss	(1,918,659)	(632,997)	(1,219,731)	(605,214)	(485,054)
Net loss per share	(0.03)	(0.00)	(0.01)	(0.01)	(0.01)
Total cash and cash equivalents	4,091,907	14,340,725	9,467,224	13,406,295	1,616,691
Working capital	2,795,359	14,335,455	8,750,640	13,089,684	105,622
Total debt	744,305	Nil	Nil	Nil	1,722,131
Total assets	55,886,563	28,653,032	28,688,663	25,006,389	10,659,685
Shareholders’ equity	50,604,124	28,039,527	27,496,142	24,202,178	7,696,078

Results of Operations

For the six months ended June 30, 2005, the Corporation had a net loss of $1,918,659 or $0.03 per share compared with a net loss of $632,997 or nil per share for the corresponding period in 2004. The increase from the comparable period was primarily attributable to stock based compensation expense of $739,700 and increased expenditures levels resulting from the arrangement in both the general and administrative and business development expenditures categories due to increased activity and personnel.

Interest income decreased to $72,565 from $165,292 which was the direct result of decreased cash balances from the comparable period in 2004. General and administrative expenditures increased to $824,247 from $579,016 in the comparable period which was the direct result of increased public company expenses, severance costs resulting from the arrangement, insurance and expenditure levels resulting from the arrangement. Increased activity also contributed to $179,051 in general business development related expenditures associated with the Arrangement discussed above. Public company expenses increased to $308,806 from $149,186 for comparable period due primarily to investor relations initiatives in the period.

Exploration expenditures remain at consistent levels from the comparable period and include activity relating to ongoing property evaluations and investigations. Exploration expenditures in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada and Val d'Or, Quebec.

Summary of Quarterly Results

Selected consolidated financial information for the most recently completely quarters of fiscal 2005, 2004 and 2003 are as follows:

	2005		2004				2003
	June	Mar.	Dec.	Sept.	June	Mar.	Dec.	Sept.	June
		$	$	$	$	$	$	$	$
Revenue	6,456	66,108	61,359	79,176	81,282	84,010	118,253	32,187	2,159
Net loss	(1,611,554)	(307,105)	(130,122)	(456,612)	(491,260)	(141,737)	(174,537)	(156,506)	(240,939)
Net loss per share	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

Liquidity and Capital Resources

The Corporation’s working capital as at June 30, 2005 was $2,795,359 compared with a working capital position of $8,750,640 as at December 31, 2004. The decrease in working capital was primarily attributable to increased expenditures levels in the period at the Copperstone gold property totaling $3,604,223 and the assumption of a loan facility of $1,453,340 and $471,966 in accounts payable and acquisition related expenditures resulting from the Arrangement described above. The cash acquired on the Arrangement with Taurus totaled $996,576. The Taurus cash offset a substantial portion of the incremental cash costs related to this Arrangement of $1,233,605, including $300,000 of cash paid directly to certain creditors of Fairstar.

During the six months ended June 30, 2005, the Corporation continued its underground and surface exploration and development programs at the Copperstone project. A substantial portion of underground and surface drilling program has been completed. Total development and exploration expenditures during the period totaled $3,604,223 or $12,147,735 since the Copperstone development and exploration program began in 2003.

As at June 30, 2005, the Corporation had cash of $4,091,907 compared to $9,467,224 as at December 31, 2004. Subsequent to June 30, 2005 and as described below the Corporation completed a private placement totaling $4,392,900 and as result repaid the remaining balance on its loan facility totaling US$617,942. The Corporation currently has no debt and has adequate working capital to continue operations into the foreseeable future, including the completion of the Copperstone gold project pre-feasibility study, continued exploration drilling at Copperstone and an aggressive surface drilling program at the Fenelon gold project designed to expand the known gold resources for purposes of advancing the Fenelon project to the development stage.

Subsequent Events

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 units at a price of $0.45 per unit totaling $714,600. Each unit consisted of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

In connection with the Arrangement, as summarized above, the Corporation, through Taurus, assumed a loan with Stonegate Management Limited (“Stonegate”) for US$1,000,000. During the period ended June 30, 2005 the Corporation agreed with Stonegate to revise the terms of the loan agreement whereby the net profits interest would be reduced to 2% on the Fenelon project rather than 6% of 62% of the Fenelon project, repay $US400,000 of principal, pay accrued interest to May 31, 2005 and extend the common share purchase warrants to December 1, 2007. Under the amended terms, the Corporation repaid US$400,000 of principal and accrued interest to May 31,2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation at a deemed price of Cdn.$0.65 per common share. Additionally the Corporation agreed to repay the remaining balance of the loan upon the earlier of its next equity financing or December 1, 2005.

As a result of the private placement completed on August 5, 2005 (note 8) the Corporation completely repaid, on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated net recoverable value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

Prior to January 1, 2004, the Corporation applied the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board amended CICA Handbook Section 3870-Stock-Based Compensation and Other Stock-Based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, stock based compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to the Corporation’s equity financings completed in 2003 and related warrant exercises during 2004.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the identifying, acquiring, exploring and developing high-grade gold projects.

As an exploration stage company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for funding its planned development expenditures for the Copperstone and Fenelon gold projects.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its current and future development and growth initiatives.

American Bonanza Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
For the six months ended June 30, 2005

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

American Bonanza Gold Corp.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)	June 30,	December 31,
	2005	2004

	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,091,907	9,467,224
Amounts receivable	154,174	55,454
Prepaid expenses	11,063	81,629
Marketable securities (note 5)	10,200	10,200
	4,267,344	9,614,507
MINERAL PROPERTIES (note 6)	51,580,973	18,826,688

DEFERRED BUSINESS ACQUISITION COSTS (note 4)	-	216,958

OFFICE EQUIPMENT, net	38,246	30,510
	55,886,563	28,688,663

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 6(a)(ii) and 6(b)(i))	727,680	863,867
Loan and interest payable (note 7)	744,305	-
	1,471,985	863,867
ASSET RETIREMENT OBLIGATION	195,800	-

FUTURE INCOME TAXES	3,614,654	328,654
	5,282,439	1,192,521
SHAREHOLDERS' EQUITY
Share capital (note 8)	47,512,151	42,501,881
Contributed surplus (notes 3 and 8)	4,660,496	3,328,077
Cumulative currency translation adjustment	43,031	43,031
Deficit	(1,611,554)	(18,376,847)
	50,604,124	27,496,142
	55,886,563	28,688,663

SUBSEQUENT EVENTS (notes 7 and 8)
CONTINGENT LIABILITIES (notes 6(a)(ii) and 6(b)(i))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$
EXPENSES (INCOME)
General and administrative (note 9)	580,692	454,043	824,247	579,016
Exploration	88,819	122,550	160,219	195,049
Business development	102,517	21,120	179,051	38,320
Amortization	3,175	3,174	6,349	6,348
Interest	45,974	-	45,974	-
Stock based compensation (note 8)	739,700	-	739,700	-
Foreign exchange	57,133	(28,345)	35,683	(27,944)
Write-down of marketable securities	-	-	-	7,500
	1,618,010	572,542	1,991,223	798,289

Interest income and other	(6,456)	(81,282)	(72,564)	(165,292)

NET LOSS	(1,611,554)	(491,260)	(1,918,659)	(632,997)

DEFICIT, beginning of period	-	(14,423,886)	(18,376,847)	(14,282,149)

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING POLICY (notes 3 and 8)	-	(2,874,967)	-	(2,874,967)

ELIMINATION OF ACCUMULATED
DEFICIT (note 8)	-	-	18,683,952	-

DEFICIT, end of period	(1,611,554)	(17,790,113)	(1,611,554)	(17,790,113)

LOSS PER COMMON SHARE
Basic and diluted	(0.02)	0.00	(0.03)	0.00

WEIGHTED AVERAGE NUMBER
OF SHARES	74,721,168	44,737,855	61,123,116	44,013,326

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Three Months		Six Months
(Unaudited – Prepared by Management)	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(1,611,554)	(491,260)	(1,918,659)	(632,997)
Items not affecting cash
Amortization	3,175	3,174	6,349	6,348
Write-down of marketable securities	-	-	-	7,500
Stock based compensation	739,700	-	739,700	-

	(868,679)	(488,086)	(1,172,610)	(619,149)
Changes in non-cash operating accounts
Amounts receivable	25,438	(90,495)	(15,238)	(161,350)
Accounts payable and accrued liabilities	(547,807)	(420)	(608,154)	(190,706)
Prepaid expenses	61,954	33,215	81,576	33,215

	(1,329,094)	(545,786)	(1,714,426)	(937,990)
INVESTING ACTIVITIES
Copperstone property	(2,248,821)	(1,154,624)	(3,604,223)	(1,955,607)
Other mineral properties	(105,711)	(68,487)	(109,435)	(421,160)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 4)	-	-	(20,071)	-
Office equipment	(3,514)	-	(14,085)	(590)

	(2,358,046)	(1,223,111)	(3,747,814)	(2,377,357)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	795,958	1,993,741	795,958	4,249,777
Repayment of loan (note 7)	(709,035)	-	(709,035)	-

	86,923	1,993,741	86,923	4,249,777

INCREASE (DECREASE) IN CASH	(3,600,217)	224,844	(5,375,317)	934,430

CASH AND CASH EQUIVALENTS,
beginning of period	7,692,124	14,115,881	9,467,224	13,406,295

CASH AND CASH EQUIVALENTS, end of period	4,091,907	14,340,725	4,091,907	14,340,725

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	45,974	-	45,974	-

Income taxes paid	-	-	-	-

Non-cash financing and investing transactions:
Fair value of common shares issued on acquisition
of Taurus and Fairstar’s mineral interests (note 4)	-	-	22,898,264	-

Fair value of options and warrants issued on
acquisition of Taurus (note 4)	-	-	592,719	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the “Corporation”) is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

The Corporation was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The company was formed in anticipation of the acquisition discussed in note 4.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements of the Corporation and Bonanza. The comparative figures as at December 31, 2004 and for the six months ended June 30, 2004 are those of Bonanza pursuant to continuity of interests accounting requirements described in note 4. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. The unaudited consolidated financial statements should be read in conjunction with the Corporation’s and Bonanza’s annual audited consolidated financial statements for the periods ended December 31, 2004.

3.	CHANGE IN ACCOUNTING POLICIES

The Corporation has a stock-based compensation plan, which is described in note 8. Prior to January 1, 2004, the Corporation adopted the standard prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, applying the settlement method of accounting for employees and directors stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options and purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require corporations to account for employees and directors stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employees and directors stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, is to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004.

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

	(i)	Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

	(ii)	Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

	(iii)	Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction is 74,330,926.

Each of the transactions under Part (A) and Part (B) above has been accounted for using the purchase method. The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

4.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.'S MINERAL INTERESTS (continued)

The preliminary allocation of the cost to purchase based upon management’s valuation process are as follows:

	Taurus (A)	Fairstar (B)
	$	$

Net assets acquired:
Current assets	1,091,068	-
Mineral properties	21,770,209	7,268,000
	22,861,277	7,268,000

Liabilities assumed:
Current liabilities	(471,966)	-
Currrent loan and interest payable	(1,453,340)	-
Non-current liabilities	(193,383)	-
Future income tax liabilities	(1,778,000)	(1,508,000)
	(3,896,689)	(1,508,000)

	18,964,588	5,760,000

Consideration given:
Option and warrant consideration	592,719	-
Share consideration	17,438,264	5,460,000
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

The Corporation will undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 were included as a cost of the acquisition and were determined using the following weighted average assumptions:

Risk free interest rate	1%
Expected dividend yield	0%
Stock price volatility	66%
Expected life of options	1.3 years

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

5.	MARKETABLE SECURITIES

As at June 30, 2005, the Corporation held the following marketable securities:

	Number of	June 30,	December 31,
	Shares	2005	2004
		$	$
Northern Canadian Minerals Inc.	60,000	10,200	10,200

Pursuant to the terms of the Option Agreement entered into with Northern Canadian Minerals Inc. (formerly “American Nevada Gold Corp.”) (note 6(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $10,200 at December 31, 2004 and $12,000 at June 30, 2005.

6.	MINERAL PROPERTIES

	June 30,	December 31,
Project	2005	2004
	$	$
Copperstone (a)	19,668,232	16,064,009
Taurus and Fairstar mineral interests (b)	29,134,021	-
Pamlico (c)	1,732,612	1,732,170
Gold Bar (c)	864,179	857,445
Other (d)	181,929	173,064

	51,580,973	18,826,688

(a)	Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten year on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic which was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”).

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D- Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

	(i)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

	(ii)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(i)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(ii)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

	(iii)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

	(iv)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement; and,

	(v)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement.

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 as a contingent liability in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D- Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed. All required payments were made with respect to the Copperstone project during 2005 and the claims held are in good standing until August 2006.

	(b)	Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus' principal projects interests are located in Quebec, Ontario and British Columbia and summarized as follows:

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

	(i)	Fenelon Project, Quebec

Taurus' principal property is the Fenelon gold property located in the Province of Quebec, approximately 30 kilometers east of the Corporation's Martiniere gold property. The Fenelon property consists of 454 mining claims totaling 17,830 acres. The Corporation, through Taurus and 071882 B.C. Ltd., holds a 100% interest in the Fenelon project as a result of the Arrangement summarized in note 4.

Pursuant to a joint venture agreement among Cyprus Canada Inc. ("Cyprus"), now a wholly owned subsidiary of Phelps Dodge Corporation, and OGY Petroleums Ltd. dated April 30, 1994 (the "Joint Venture Agreement"), the Assignment and Novation Agreement dated July 28, 1995 among OGY Petroleums Ltd,. Fairstar and Cyprus, the Assignment and Novation Agreement May 1, 2000 among Cyprus, Taurus and Fairstar and a Memorandum of Agreement between Taurus and Fairstar dated July 10, 2002, Taurus has a 62% interest in the Fenelon Project and Fairstar holds the remaining 38% interest prior to the Arrangement.

Cyprus is entitled to payments of US$450,000 payable in three installments of US$150,000 each, with the first installment to be paid on the achievement of commercial production. Once these payments have been made, Cyprus will relinquish all of its rights in respect of the Fenelon property in exchange for a royalty. Cyprus will be entitled to a minimum 1% net smelter return (“NSR”) royalty and a maximum 2% NSR royalty on properties not subject to other royalty burdens. This royalty is only applicable to Taurus' 62% interest in the Fenelon project.

Pursuant to the Joint Venture Agreement, a NSR royalty of 2% is also payable from production on the Fenelon Property to Morrison Petroleum Limited, a corporation that is party to an underlying agreement to the Joint Venture Agreement. This royalty is payable by Taurus and Fairstar in accordance with their respective interests under the Joint Venture Agreement. In addition, a 6% net profits interest royalty interest in the Fenelon Project is payable by Taurus to Stonegate Management Limited on Taurus' 62% interest in the Fenelon Project pursuant to a loan agreement described in note 7.

Ross-Finlay 2000 Inc (“Ross-Finlay”), the mining contractor for the Fenelon test-mining program conducted in 2004, has filed, before the Superior Court of Quebec in the judicial district of Abitibi, an action for recovery of an account stating that Taurus owes to Ross-Finlay an amount of $401,900. Additionally, Ross-Finlay has also filed a similar claim against Fairstar as the joint venture partner. The Corporation has provided an indemnification to Fairstar pertaining to any claims on the Fenelon property pursuant to the Arrangement Agreement entered into on December 21, 2004 (note 4). Taurus has disputed Ross Finlay's claim and will defend its position vigorously filing a defence and counterclaim for approximately $400,000. The amount claimed by Ross Finlay as been recorded as a contingent liability in accounts payable as at June 30, 2005.

	(ii)	Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in north western British Columbia. The Taurus Project consists of 46 mining claims. Pursuant to an agreement (the "Sable Agreement") between Sable Resources Ltd. (“Sable”) and Medallion Resources Ltd (formerly “Hera Resources Inc.”) dated August 26, 1993 certain mining claims in which Sable had a 100% interest were transferred by Sable to Taurus. At the date of the Sable Agreement, Taurus was already the owner of certain other mining claims in this area which together with the mining claims acquired under the Sable Agreement constitute the Taurus Project. Ten claim units are subject to a 2.5% NSR royalty payable to Sable.

	(iii)	Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus, Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

of Cyprus' interest in Cyprus' entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the "Cyprus Properties"). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere "D", Northway-Noyon and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn a 100% interest in the Cyprus Properties, Taurus must make cumulative combined payments of US$450,000 in three installments of US$150,000 each for only one of projects included in the exploration portfolio, with the first installment to be paid on the achievement of commercial production from any one of the four properties. Upon payment of the US$450,000, Taurus will have exercised the option and pursuant to the Agreement with Cyprus will be entitled to certain royalties from the properties. Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

	(iv)	Northshore Project, Ontario

The Northshore gold property is 100% owned by Taurus and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

	(c)	Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico, Gold Bar, Golden Arrow, Gilbert and Snowstorm properties. During 2001, the Corporation returned the Golden Arrow project to the property vendor and released the Gilbert, Snowstorm and other mineral claims.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims held are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004, the Corporation made a cash payment of US$100,000 and deferred the final remaining cash payment of US$425,000 until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canadian Minerals Inc. (“Northern Canadian”). Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totaling $3,600,000. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions. Joint venture funding of approximately $540,000 has been received or accrued as at June 30, 2005 (December 31, 2004 - $540,000).

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

6.	MINERAL PROPERTIES (continued)

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

7.	LOAN AND INTEREST PAYABLE

In connection with the Arrangement, as summarized in note 4, the Corporation, through Taurus, assumed a loan facility with Stonegate Management Limited (“Stonegate”). In August 2000, Taurus entered into a loan agreement with Stonegate, a private corporation, for US$1,000,000 (“principal”) which was to be used for purposes of funding development work at the Fenelon Gold Project. During 2003, the amended terms of the loan agreement provided for repayment of the principal, together with interest at a rate of 15% per annum by December 1, 2005. In addition, Stonegate was granted a net profits royalty of 6% on Taurus’s share (62%) of the profits from the Fenelon Project and 600,000 common share purchase warrants to purchase common shares of the Corporation at $1.50 per common share (adjusted to reflect the Arrangement) which expire on December 1, 2005.

On June 1, 2005 the Corporation revised the terms of the loan agreement whereby the net profits interest would be reduced to 2% on the entire Fenelon project rather than 6% of 62% of the project, repay $US400,000 of principal, pay accrued interest to May 31, 2005 of US$231,813 and extend the common share purchase warrants to December 1, 2007. Under the amended terms, the Corporation repaid US$400,000 of principal and accrued interest to May 31, 2005 totaling US$231,813 through the issuance of 1,224,551 Common Shares of the Corporation at a deemed price of $0.65 per common share. All shares issued pursuant to this transaction will be subject to resale restrictions on a quarterly non- cumulative basis over a twelve month period. In addition, the Corporation has the right to repay the remaining balance of the loan at any time, and must repay the loan upon the earlier of its next equity or debt financing, and December 1, 2005.

As a result of the private placement completed on August 5, 2005 (note 8) the Corporation completely repaid, on August 12, 2005, the remaining balance of the Stonegate loan totaling US$600,000 of principal and accrued interest of US$17,942.

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued. Details of issued common shares of Bonanza prior to completion of the Arrangement and of the Corporation subsequent to the Arrangement are as follows:

	Number of
	Common
Issued	Shares	Amount
		$

Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	20,875,616	4,293,127

Balance, December 31, 2004	188,284,350	42,501,881

Shares issued for:
Effect of share exchange from the Arrangement (note 4)	(141,213,262)	-
Shares issued on acquisition of Taurus (note 4)	20,759,838	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 4)	6,500,000	5,460,000
Shares issued on loan repayment (note 7)	1,224,551	795,958
Elimination of accumulated deficit	-	(18,683,952)

Balance, June 30, 2005	75,555,477	47,512,151

Subsequent to June 30, 2005, and on August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 units at a price of $0.45 per unit totaling $714,600. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of units sold totaling 166,740 warrants. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share or Unit, as applicable. All securities issued in connection with the private placement are subject to a minimum four month hold period until December 6, 2005.

Contributed Surplus

The effect of retroactively adopting the fair value based method for options granted to directors, officers and employees, without restatement, is to increase contributed surplus and the opening deficit by $2,874,967 as at January 1, 2004 as described in note 3:

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

2005
$
Balance, December 31, 2003	232,542
Adjustment to reflect change in accounting for stock options (note 3)	2,874,967
Stock-based compensation	220,568
Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 4)	592,719
Stock-based compensation (note 6)	739,700
Balance, June 30, 2005	4,660,496

Deficit Elimination

Pursuant to a shareholder resolution completed concurrently with the Arrangement (note 4) the Corporation reduced its common share capital account to the extent necessary to eliminate the accumulated deficit at closing of the Arrangement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the “Plan”) approved by the shareholders on March 24, 2005. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (“TSX”). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options granted subsequent to March 24, 2005 may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate. All options vest when granted unless otherwise specified by the Board of Directors.

As at June 30, 2005, the Corporation has granted stock options to acquire an aggregate of 6,977,500 common shares to directors, officers, employees and consultants exercisable at between $0.40 and $1.68 per share exercisable at varying times up until June 24, 2012. The below information has been restated to reflect the exchange ratio discussed in note 4(i):

	Number	Weighted average
	of options	exercise price

Balance, December 31, 2003	3,790,000	$1.12
Granted	387,500	$1.20
Cancelled	(50,000)	$1.20

Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 4)	820,000	$1.22
Cancelled	(410,000)	$1.30
Granted	2,440,000	$0.43

Balance, June 30, 2005	6,977,500	$0.88

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

The following table summarizes stock options outstanding and exercisable at June 30, 2005:

Number of
Options	Exercise Price	Expiry Date
400,000	$0.60	December 22, 2005
552,500	$0.40	March 4, 2007
850,000	$0.68	December 6, 2007
312,500	$1.24	February 24, 2008
40,000	$1.10	April 8, 2008
62,500	$1.16	May 9, 2008
1,562,500	$1.68	October 27, 2008
160,000	$1.50	January 8, 2009
337,500	$1.20	May 17, 2009
140,000	$1.15	October 25, 2009
2,440,000	$0.43	May 10, 2010
50,000	$0.50	September 11, 2010
50,000	$0.50	September 26, 2010
20,000	$0.60	June 24, 2012

6,997,500

Subsequent to June 30, 2005, 525,000 stock options were granted at an exercise price of $0.45 per common share for a term of five years.

During the period ended June 30, 2005, under the fair value based method, $739,700 in compensation expense was recorded for options granted to employees and charged to operations. The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Risk free interest rate	4.2%
Expected dividend yield	0%
Stock price volatility	89%
Expected life of options	4.9 years

Warrants

The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 11,721,751 common shares. The below information has been restated to reflect the exchange ratio discussed in note 4 (i):

	Number	Weighted average
	of warrants	exercise price

Balance, December 31, 2003	13,158,328	$1.08
Exercised	(5,218,904)	$0.84
Expired	(334,008)	$0.68

Balance, December 31, 2004	7,605,416	$1.25
Warrants issued on acquisition (note 4)	4,116,335	$1.46

Balance, June 30, 2005	11,721,751	$1.32

American Bonanza Gold Corp.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended June 30, 2005 and 2004 (Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

The following table summarizes warrants outstanding and exercisable at June 30, 2005:

Number of
warrants	Exercise Price	Expiry Date
459,810	$1.20	June 30, 2005
35,145	$1.20	July 15, 2005
438,350	$1.50 to $1.60	June 30, 2006
54,650	$1.50 to $1.60	July 15, 2006
1,598,333	$0.68	October 18, 2005
957,217	$1.40	October 23, 2005
600,000	$1.50	December 1, 2005 (note 7)
2,528,380	$1.50	December 31, 2005
5,049,866	$1.40	October 23, 2006
11,721,751

The weighted average exercise price of these warrants is $1.32 per share.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Ended June 30,
	2005	2004

	$	$

Management fees, consulting and salaries	365,027	385,973
Employee severance	82,500	-
Office and administration	19,689	18,909
Insurance	48,225	24,948
Public company expenses	308,806	149,186
	824,247	579,016

CORPORATE INFORMATION

DIRECTORS		OFFICERS
James Bagwell		Brian P. Kirwin
Tampa Bay, United States		President & Chief Executive Officer

Donald Lay		Giulio T. Bonifacio
Vancouver, Canada		Executive Vice President & Chief Financial Officer

Robert T. McKnight		Joe G. Kircher
North Vancouver, Canada		Vice President, Chief Operating Officer

Ronald K. Netolitzky		Foster V. Wilson
Victoria, Canada		Vice President, Corporate Development

Carl Ravinsky		REGISTRAR AND TRANSFER AGENT
Montreal, Canada		Computershare Investor Services Inc.
Vancouver, Canada
Brian P. Kirwin
Reno, United States		SHARES LISTED
Toronto Stock Exchange: BZA
Giulio T. Bonifacio
Vancouver, Canada		CAPITALIZATION
(As at August 15, 2005)
ADVISOR TO THE BOARD OF DIRECTORS		Shares Issued and Outstanding: 85,317,476
Ian W. Telfer
West Vancouver, Canada		AUDITOR
KPMG LLP, Chartered Accountant
Robert Blakestad		Vancouver, Canada
Denver, United States
LEGAL COUNSEL
OFFICES		Lang Michener
Corporate Office		Vancouver, Canada
Suite 305 – 675 West Hastings St.
Vancouver, British Columbia		Harris, Mericle & Wakayama
Canada, V6B 1N2		Seattle, United States
Telephone	(604) 688-7523
Fax	(604) 681-0122	Woodburn & Wedge
Reno, United States
Exploration Office
Suite 6, 290 Gentry Way		Erwin & Thomas LLP
Reno, Nevada		Reno, United States
United States, 89502
Telephone	(775) 824-0707	WEBSITE
Fax	(775) 824-0898	Additional information about the Corporation can be
found at our website www.americanbonanza.com
Mine Office
Copperstone Mine Site		INVESTOR RELATIONS CONTACT
Route 95		Wayne Marsden
Quartzite, Arizona		Toll free	1-877-366-4464
United States 85346		Email	info@americanbonanza.com

Val d'Or Office
1200, 3[e] Avenue
Val.d’Or, Quebec
Canada, J9P 1V1